UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Creative Realities, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

22530J200

(CUSIP Number)

April 28, 2020

May 11, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP: 22530J200

CUSIP No. 22530J200
1	Names of Reporting Persons Christie Digital Systems, Inc. (51-0392921)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 269,824
	6	Shared Voting Power 0
	7	Sole Dispositive Power 269,824
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned By Each Reporting Person 269,824
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent Of Class Represented by Amount in Row (9) 2.8%***
12	Type of Reporting Person (See Instructions) CO

*** Calculated based upon the number of shares of common stock outstanding as of March 11, 2020: 9,794,971 shares of common stock.

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends, in its entirety, the statement on Schedule 13G originally filed on January 17, 2019 by Christie Digital Systems, Inc.

CUSIP: 22530J200

Item 1.
	(a)	Name of Issuer: Creative Realities, Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 13100 Magisterial Drive, Suite 100, Louisville, Kentucky 40223

Item 2.
	(a)	Name of Person Filing: Christie Digital Systems, Inc.
	(b)	Address or Principal Business Office or, if none, Residence: 13100 Magisterial Drive, Suite 100, Louisville, Kentucky 40223
	(c)	Citizenship: Delaware
	(d)	Title of Class of Securities: Common Stock, par value $0.01 per share
	(e)	CUSIP Number: 22530J200

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP: 22530J200

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned. 269,824, all of which are held as immediately exercisable warrants to purchase shares of common stock.
(b) Percent of class. 2.8%. Calculated based upon the number of shares of common stock outstanding as of March 11, 2020: 9,794,971 shares of common stock.
(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote 269,824
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 269,824
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP: 22530J200

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2020

CHRISTIE DIGITAL SYSTEMS, INC.

	By:	/s/ Michael L. Phipps

	Name:	Michael L. Phipps

	Title:	Chief Financial Officer